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                                                                      EXHIBIT 13

         THE TRAVELERS FUND BD III AND FUND BD IV FOR VARIABLE ANNUITIES
              SCHEDULE FOR COMPUTATION OF TOTAL RETURN CALCULATIONS

The standardized and nonstandardized average annual total returns are computed according to the formula described below. A hypothetical initial investment of $1,000 is applied to the Funding Option, and then related to ending redeemable values as of the most recent fiscal year end, for the calendar year-to-date (nonstandardized only), and over a 1-year, 3-year (nonstandardized only), 5-year, and 10-year period, or since inception if a Funding Option has not been in existence for one of the prescribed periods.

T  =  (ERV/P)(1/n)  -1 where:
        T      =      average annual total return
        P      =      a hypothetical initial payment of $1,000
        n      =      the applicable year (1, 3, 5, 10) or portion thereof
        ERV    =      ending redeemable value of a hypothetical $1,000 payment made at the beginning of each of the periods


Both the standardized and nonstandardized performance returns reflect the deduction for the management fees and other expenses for a Funding Option, the mortality and expense risk charge(s) and the administrative expense charge.

For Funding Options that were in existence prior to the date they became available under the Separate Account, the standardized average total return quotations may be accompanied by returns showing the investment performance that such Fund Options would have achieved (reduced by applicable charges/fees) had they been held under the Contract for the period quoted. The total return quotations are based on historical earnings and are not necessarily representative of future performance.

Standardized Method
The standardized returns take into consideration all fees and/or charges applicable to the Funding Option or contract. Standardized performance figures will only be available after the product offered through the Separate Account has begun operating.

Under the standardized method, the $30 annual contract administrative charge is reflected in the calculation. It is expressed as a percentage of assets based on the actual fees collected divided by the average net assets for contracts sold under the prospectus for each year for which performance is shown.

Nonstandardized Method
Nonstandardized returns do not reflect the deduction of the $30 annual administrative charge, which, if reflected, would decrease the level of performance shown.

For a Schedule of the Computation of the Historical Total Return Quotations, see attached.

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
                                                -----------------------------------------------------------
                                                                  UNIT VALUES AT

                                Inception Date   12/31/00   12/31/99  12/31/97 12/31/95  12/31/90 INCEPTION
                                ---------------------------------------------------------------------------
Equity Index Portfolio                  11/30/91  1.2319     1.4047    0.9719   0.6333              0.3948
Travelers Money Market Portfolio        12/31/87  1.1314     1.0803    1.0075   0.9471    0.8424    0.7049
                                                -----------------------------------------------------------